EXHIBIT 99.1

Northern Dynasty: Comments on Recent Supreme Court Decision and Anticipated Next Steps

January 16, 2024 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") provides additional commentary on the recent United States Supreme Court (“Supreme Court”) decision to not allow Alaska to bypass the typical court review process as it works to overturn the Environmental Protection Agency’s (“EPA”) illegal veto of the Pebble Project lands and comments on anticipated next steps.

Decision is Purely Procedural

It is important to note that this decision is purely procedural and does NOT imply whether the Supreme Court agrees or disagrees with the merits of the case. Alaska was pursuing a narrow exception to the usual requirement that cases first be heard by a federal district court and a federal circuit court of appeals before being considered by the Supreme Court. Based on their decision, the next logical step is to proceed with a filing in the federal district court.

Alaska Governor Responds to the Decision

Alaska Governor Mike Dunleavy issued the following statement via X (formerly known as Twitter) on Monday, January 8, 2023:

"At a time when federal administrations are fast-tracking renewable energy production, the careful production of copper and other rare minerals, like those found in the Pebble area, are more important than ever. The Supreme Court's decision to not hear the State's case directly is disappointing, but the State is confident that the lower courts will find EPA violated the law with its prohibition and restriction of any mining activity over the 309-square mile area surrounding the Pebble deposit. The State will continue to fight against this flagrant overreach."

Next Step is Federal District Court

While the request by Alaska to the Supreme Court was pending a decision, the Company has been completing the necessary steps to initiate its case in federal district court. The complaint will argue that the veto is illegal (i.e., contrary to several federal statutes) and that it is arbitrary and capricious (i.e., that it is contrary to the factual record upon which it must rest). Essentially, the case will argue that this was a political veto by this administration which is inconsistent with the findings of the Final Environmental Impact Statement recorded on the Federal Registry in July 2020 by the U.S. Army Corps of Engineers. These inconsistencies were set out in numerous instances by the Review Officer, in her Remand Order at the conclusion to our appeal of the negative Record of Decision. The Company will provide more details on its case when it is filed, which is expected in the coming weeks.

“We continue to believe our arguments are very strong and look forward to finally getting our day in court,” said Ron Thiessen, Northern Dynasty President and CEO.  “Pebble is an important project for Alaska and the nation.  It would create many jobs for Alaskans, provide a much-needed economic catalyst and wealth for the state and be a source of necessary critical minerals for the long-term safety and security of the United States.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding: (i) the ability of the Pebble Project to ultimately secure all required federal and state permits; (ii) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable; (iii) the ability of the Company and/or the State of Alaska to successfully challenge the EPA’s Final Determination process under the Clean Water Act; and (iv) the ability of the Company to secure the significant additional financing to fund these objectives as well as ultimately funding mine construction, for which financing may not be available to NDM on acceptable terms or on any terms at all.

Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits, regarding the ability of NDM to develop the Pebble Projects in light of the EPA’s Final Determination or regarding NDM’s ability to secure significant additional financing.

Assumptions used by NDM to develop forward-looking statements include the following assumptions: (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses; (ii) any action taken by the EPA in connection with the Final Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project; and (iii) the Company or its subsidiaries will be able to secure significant additional financing.

NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2022, as filed on SEDAR plus and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2022, and nine months ended September 30, 2023, each as filed on SEDAR plus and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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